Kombucha Brand Rapidly Expanding in the Midwest and Going National



drinkrmbr.com Chicago, IL

Highlights

1. RMBR revenue grew +197% from 2022 – 2024 and is poised to exceed $1M in 2025! (not guaranteed)

2. Entered retail in Fall 2021. By 2024, already in 750+ doors, 16 states & 9 distributors

3. Current Retail & distro partners inc.: Jewel-Osco, Sprouts, Hyvee, Fresh Thyme, Compass Group & KeHE

4. Established network of diversified sales channels: Retail, Ecommerce, Food Service & Private Label

5. 2025 distro projections: +1,000 doors, 3 new distro centers & 2 new DSD partners (not guaranteed)

6. New Confirmed Accounts: Good Earth, Better Health, Fruitful Yield, Festival Foods, Down to Earth

7. Chosen by exclusive Take Root by Green Spoon Program; Accelerates growth for highly promising brands

8. U.S. Kombucha market was $2.8B in 2024. Projected to grow by +16.2% CAGR to $5.9B in 2029

Featured Investors

Ben Hirschman [Follow]

From Chicago & a CU Boulder Grad, Ben moved to Sydney & started as a casual worker at Johnny Gio's Pizza. Now, Head of Franchise & an owner, he grew the brand from 4 to 15 stores in 1 yr, driven by a passion for scalable, community-focused cuisine.

"I've watched this brand grow from a homemade batch to nearly 1,000 stores. It's the best kombucha on the market—built by passionate, relentless founders

It's the best kombucha on the market—built by passionate, relentless founders. Proud to be part of something so meaningful from the very beginning."



Benjamin Hirschman
Syndicate Lead

Follow

Invested $5,000

"The energy and passion behind this brand is unbelievably contagious. Paired with a fantastically delicious product, we are about to witness a massive industry disruptor. Taking a fresh direction to a previously niche market, they are bringing health and mindful conscious beverages to the masses. Becoming a new titan. I have been lucky enough to see the full journey of this company and I can't express how excited I am to have the privilege to be apart of it! This is just the beginning of what RMBR is capable of!"

Team



Jack Joseph Co-Founder/President

Jack Joseph co-founded RMBR to reimagine kombucha as a social, feel-good ritual. After cutting back on alcohol, he began brewing with purpose - pairing wellness with flavors to create drinks that fit real life, not just health trends.



Kiara Tomirotti Co-Founder/Director of Marketing

Kiara is the creative force behind RMBR's vision. A Latina with a background in biology, she's led brand storytelling, built community, and forged impactful partnerships that reflect RMBR's mission of connection, culture, and purpose.



Jeff Smith Director of Sales

Jeff Smith, our director of sales, has been with RMBR since 2021. With a background in supply chain and experience running his own start ups, he's been instrumental in driving growth and scaling our presence across the country.

RMBR is the bubbly probiotic green tea that skips the vinegar and actually tastes good. Flavor-forward. Mindfully brewed. Made to remember.



The Problem

THE KOMBUCHA MARKET TODAY
BREW DR.
SYNERGY
HEALTH-ADE KOMBUCHA
KEVITA
humm
Pain Points:
• Sugar
• Inconsistent Taste
• Dated Perception
• Vinegar Stigma
SATURATED, SUGARY, STALE BRANDING
rmbr

The Solution



THE SOLUTION:

taste-first approach

retail traction

brand credibility

cultural relevance

rmbr Green Tea caffeine kombucha that skips the harsh vinegary taste, and infuses functional botanical blends for moments people are proud to post/hold.

Our Origin Story

Jack and Kiara met at Michigan State, and when they graduated in 2019, they decided to cut back on drinking alcohol and embark on a journey toward health. However, they had a hard time finding non-alcoholic options in social settings.



Kiara & Jack @ Michigan State

Determined to maintain their social connections while promoting wellness with other like-minded individuals, they embarked on a journey to craft functional non-alcoholic beverages designed to elevate daily rituals

Tired of sugary sodas and not wanting to be the "water people," As frequent consumers of kombucha, along with our peers, it emerged as the ideal candidate. However, the challenge was finding a kombucha that seamlessly blended into social settings, rather than solely serving as a health tonic. This sparked our quest to reimagine kombucha as a social beverage without compromising its inherent benefits and delightful taste.

In 2019, Komunity Kombucha was founded to offer a better alternative. Unlike traditional soft drinks and other non-alcoholic options, kombucha boasts natural benefits such as lower sugar content, probiotics, and organic acids that bolster overall well-being overall well-being.

Initially brewing at his parents' house in his hometown Chicago, Jack developed sophisticated flavors with botanical benefits.

In 2020, during COVID, Jack and Kiara moved into Jack's grandparents' home and turned it into a microbrewery.



Brewery @ Grandma's



Brewing @ Grandma's





Brewing @ Grandma's

They started selling kombucha locally from Jack's 2007 Dodge Charger, however, given the retail restrictions created by the pandemic, they also participated in many farmers' markets to sample, sell their products and grow the brand.



Jack then joined a local kombucha company, gaining industry insights and utilizing a shared kitchen. In 2021, Jeff joined full-time as Director of Sales, expanding the business to 100 retail accounts that year.



Jeff Delivering!





Brewing @ Shared Kitchen



Very First Packaging in Shared Kitchen

After just 1.5 years, Komunity Kombucha outgrew the shared kitchen, and in 2022, they first moved production to a co-packer in Chicago to scale production. In 2023, the team partnered with their current manufacturer located in Madison, Wisconsin.

Wisconsin.



Jack @ First Copacker - 2022

Kiara joined full time in 2023 and took on the lead marketing role, spearheading a rebrand in 2024, renaming the brand from Komunity Kombucha to RMBR (pronounced "remember," standing for "real memories, better rituals").



Kiara showcasing new RMBR brand

Today, Jack's fiancée Kiara and Jeff are integral to the company. Our kombucha is dedicated to fostering authentic memories and enriching rituals, ensuring that every sip contributes to a vibrant, health-conscious lifestyle.



Jeff, Kiara & Jack

Jack and Kiara are as committed to this category and our business as they are to each other.



Expansive Market Potential

The **Global kombucha market** generated a revenue of USD $4.26 Billion in 2024 and is projected to grow at a CAGR of +13.5% to $9.1B in 2030.1

In the US, in the five years from 2020 to 2024, the kombucha industry surged at a

CAGR of +19.7% to an estimated **$2.8 Billion in 2024**. From 2023 to 2024, the market grew **+21.9% in just one year**.2

Major players in this industry currently include GT's Living Foods, Health-Ade Kombucha, and PepsiCo.



MARKET SIZE
2024 Market Value
The global kombucha market generated a revenue of USD 4.26 billion in 2024
Projected Growth
The market is expected to reach USD 9.1 billion by 2030
Industry Growth
Overall, industry revenue has surged at a CAGR of 19.7% over the five years to 2024, reaching an estimated $2.8 billion in 2024, including a 21.9% boost in 2024 alone
Key Players
GT's Living Foods, Health-Ade Kombucha, and PepsiCo are some of the top kombucha companies in the global market
CAGR
The market is expected to grow at a CAGR (2024 - 2030) of 13.5% by 2030
Target Market
The target market for kombucha includes health-conscious individuals, particularly millennials and Gen Z, focused on gut health, immunity, and natural, low-sugar beverages
rmbr

According to SPINS, 3 out of the top 5 innovative categories across retailers are beverages.



MARKET OPPORTUNITY
Americans are increasingly consuming non-alcohlic and functional beverages.
3 of the top 5 innovation categories are within beverage
Energy & Sports Drinks
Wellness & Snack Bars
SS Tea & Coffee RTD
RF Meat Poultry & Seafood
Kombucha & Other Func Bev
Source: SPINS
rmbr

1Source: Grandview Research, Kombucha Market Size, Share & Trends Analysis Report

2IBIS World, Kombucha Production in the US - Market Research Report (2015-2030)

Commitment to Clean Label

Kombucha is a fermented tea, used in China & Russia for centuries as a natural probiotic superfood.

RMBR is one of the only kombucha on the market that exclusively uses Sencha Green Tea & dry herbs + botanicals to flavor our product. It is slow crafted and made with only high quality, organic ingredients. Our formulas naturally contain vitamins, organic acids, and functional benefits from fermentation and botanical ingredients.

RMBR uses ZERO fruit juice. Additionally, each flavor is designed for a specific function/intention and is formulated with adaptogenic, nootropic, or nervine properties.

RMBR is smooth, crisp, and less vinegary than your typical kombucha. Enjoy as is, or as a mixer.









Green tea caffeine
Functional botanicals
No vinegar taste
Live + active

*less than 40mg. cultures

Midwest's Fast Growing Kombucha
rmbr

Midwest Roots, National Momentum: RMBR's Growth Story. Our steadfast strategy has been to focus on sustainable revenue growth with an in-person presence approach to connect and engage with each new market.

We spent the first two years focused on R&D and have rapidly grown in multiple sales channels since our official launch in September 2021. Below is a chart showing our growth story over the past four years (2021-2024) since our official launch in September 2021.



MIDWEST'S FAST GROWING KOMBUCHA BRAND
2019
founded
2020
r&d
SEPT. 2021
launch
2022
first 100 food service accounts
2023
landed first few retail chains + 3 distributors
2024
partnered with a copacker, added 239 grocery doors, 5 distribution partnerships
rmbr

From 2022 – 2024, we grew +197% and are poised to ***exceed $1M*** in 2025 (not guaranteed)! Our lifetime sales are +$1.5M to date and growing.



OUR GROWTH OVER THE YEARS
800K
700K
600K
500K
400K
300K
200K
$250,000
$528,000
$724,000
2022
2023
2024
rmbr

Much of this growth has been driven by our strategic decision to diversify across multiple sales channels, including Retail, E-commerce, Food Service, and Private Label.



2024 % SALES PER CHANNEL
7.5% Private Label
2.5% Ecommerce
20% Food Service
70% Retail
rmbr

Since 2022, in just three years, we've expanded across 16 states through strategic partnerships in retail, food service, e-commerce, and private label. We've secured over 750 accounts, including placement in 525+ retail outlets, now representing 70% of our overall business. Our retail footprint includes major chains like Jewel Osco, Sprouts, Erewhon, Fresh Thyme, Hy-Vee, and Mariano's.

A key driver of this growth has been our success in establishing strong partnerships with 9 major distribution centers since launch.



RETAIL AND DISTRIBUTION
Sold in over 750+ locations & distributed in 16 states
Coming soon:
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RMBR vs. Competition

RMBR stands out from our competition due to our unique refreshing formulations made using high grade Japanese Sencha green tea, no fruit juice and only real, premium ingredients.

US VS THEM
Only functional botanicals
Green Tea caffeine with L-theanine
No vinegary taste
In a can
Live & Active Cultures
rmbr
LEADING KOMBUCHA BRANDS



HOW RMBR IS MOVING THE CATEGORY FORWARD
Elevated Brand
Design
Taste
Green Tea Caffiene differentiator
rmbr

Our Delicious, Refreshing Recipes

Our products were crafted as socially conscious alternatives to alcohol—more than just healthy kombucha tonics, they're thoughtfully named to reflect their sophisticated, cocktail-inspired formulations.

Below is a detailed description of each recipe and the ingredients, flavor notes, flavor intention and the inspirational "memory" behind each one.



hibiscus punch

Ingredients:
Organic Raw Kombucha (Hibiscus Flower, Ginger Root)

Flavor Notes
Experience the vibrant fusion of tangy hibiscus and zesty ginger.

Memory
Innocence and delight of sipping Hawaiian Punch as a kid, reliving the simple pleasures of youth with a refreshing and health-conscious twist.

Flavor Intention
Made for Digestion



lavender bliss

Ingredients:
Organic Raw Kombucha (Lavender, Butterfly Pea Flower, Star Anise, Fennel Seed)

Flavor Notes
Delight in the enchanting harmony of soothing lavender, vibrant butterfly pea flower, aromatic fennel seed, and exotic star anise.

Memory
A tranquil oasis reminiscent of running through a lavender field during sunrise.

Flavor Intention
Made for Clarity



island time

Ingredients:
Organic Raw Kombucha (Coconut, Turmeric, Ginger Root, Cardamom, Cinnamon, Sarsaparilla Root, Vanilla Bean, Black Pepper, Lychee Extract, Rose Extract)

Flavor Notes
Savor the golden embrace of earthy turmeric harmonized with the creamy sweetness of vanilla and tropical coconut, a refreshing elixir that transports you to sun-kissed shores with each sip.

Memory
A nostalgic journey to a sun-kissed vacation in the tropics, where the air is filled with the scent of coconut trees and the warmth of the sun on your skin.

Flavor Intention
Made for Recovery



blue dream

Ingredients:
Organic Raw Kombucha (Hawaiian Haze Hemp, Blue Spirulina)

Flavor Notes
Experience the invigorating fusion of hemp's earthy richness with the refreshing essence and vibrant color of blue spirulina, offering a unique and energizing beverage that tantalizes the senses.

Memory
Carefree afternoons spent under the sun, rejuvenated by the ocean's embrace.

Flavor Intention
Made for Creativity











rosé berry
Ingredients:
Organic Raw Kombucha (Schisandra Berry, Elderberry, Rose Petals, Lemongrass)
Flavor Notes
Savor the delicate floral essence of rose petals, complemented by the rich sweetness of elderberry, bright notes of lemongrass, and a hint of tartness from schisandra berry, akin to the complexity of a fine rosé wine.
Memory
Walking through a blooming rose garden, capturing the essence of serenity and the beauty of the changing seasons in every sip.
Flavor Intention
Made to Calm
rmbr

limeade
Ingredients:
Organic Raw Kombucha (Lemongrass, Lemon Myrtle, Essential Lime, Ginger Root, Green Rooibos, Licorice Root)
Flavor Notes
Indulge in the zesty citrus burst of essential lime, bright lemongrass, and refreshing lemon myrtle, reminiscent of a sunny summer day in a single sip.
Memory
Transport yourself to a sun-drenched beach as the zesty dance of lemongrass, lemon myrtle, and essential lime bring you back to nostalgic days of italian lemon-lime ice by the ocean.
Flavor Intention
Made to Uplift
rmbr

creamy bellini
Ingredients:
Organic Raw Kombucha (Orange Peel, Madagascar Vanilla Bean, Rosemary)
Flavor Notes
Nostalgic delight infused with orange peel and Madagascar vanilla bean, reminiscent of a classic creamsicle treat with its vibrant citrus burst and creamy,velvety finish, offering a refreshing twist on a beloved childhood favorite.
Memory
Evokes the delight of savoring an orange cream popsicle on a golden summer day.
Flavor Intention
Made for Immunity
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Strategic Path to Success

In 2025, we are on track to achieve over $1M in revenue—a +34.8% increase from 2024—driven by three key strategic initiatives (not guaranteed).

1. Channel Expansion
2. Portfolio Expansion
3. Marketing & Awareness

Channel Expansion

We have started shipping our products at 2 new 2025 KeHe distributors - Chino, CA and Ellettsville, IN. This is in addition to our 2 existing KeHe locations in Romeoville, IL and Aurora, CO.

Since much of our grocery business success to this date has been in the

conventional grocery space, we are also keenly focused on growing more within the natural sales channel.

Our new partnership with Green Spoon's Take Root Program gives us the opportunity to build out our distribution network in the West Coast. As we gain a solid footprint in the West Coast, we will start to focus on expanding our natural channel presence in the East Coast.

Portfolio Expansion

Aside from launching in new doors, we are very focused on growing within the current business we have with Sprouts, Kroger, & Albertsons. By operating regionally with each of these banners, we can concentrate on boosting velocity within our existing placements. This allows us to leverage strong performance data to support national expansion within these chains.

In addition to expanding distribution with our existing retail partners, we are also planning to grow our shelf and category placement through new product launches that are scheduled for late 2025 to early 2026.

Marketing & Awareness

In addition to growing our store count and new products with our current retailers, we are also focused on expanding our product assortment within these stores based on our proven success.

Since our 2023 launch, we have gained enormous brand recognition and a tremendous following that we are going to invest in continuing to grow in current and new markets.



OWNING THE FUTURE
Objective: Exceed $1M in 2025 Sales
Bucket 1:
Channel Expansion
Unlock 3 DCs with KeHE
Launch with UNFI
Add 2 new DSD distributors (MI & CO)
Bucket 2:
Portfolio Expansion
Increase SKU penetration with current retailers
Launch line extension or new product range
Bucket 3:
Marketing & Awareness
Expand product assortment in current retailers
Expand door count to 1000+
rmbr

Currently, we have strong, healthy unit economics, with a 44% gross margin. Over the next 6-8 months, we are able to expand our margin >6 points to >50% through more efficient logistics, production and cost of goods.



COST STRUCTURE
Strong unit economics at 44% gross margin, with a clear path to >50%
Through improved logistics, production efficiency, and consumables optimization, we're able to increase our gross margin by >6%
60%
50%
40%
30%
20%
10%
0%
44%
>50%
Current cost of goods and margin
New cost of goods and margin
rmbr

Based on our strong penetration, distribution, new products and national expansion gains and projections, we are forecasting significant Year over Year growth from 2024 to 2028.

+439% over 5-year growth to $4.0M in 2028!



PROJECTED GROWTH

Year	Projected Revenue	YoY Growth
2024	$742,000	
2025	$1,000,000	+35%
2026	$1,750,000	+75%
2027	$2,700,000	+54%
2028	$4,000,000	+48%

Forward-looking projections cannot be guaranteed.

Use of Funds

We're currently raising $124K to build on our strong momentum and accelerate our next phase of growth.

60% of the funds will be invested in marketing and internal structural growth to continue to drive brand awareness, customer engagement and sales.

1. Marketing – growing brand awareness and customer engagement
   a. Partnering with a Marketing Strategist
   b. In-Kind Product Event Donations
   c. CRM System
   d. Tradeshows

2. Sales & Trade Spend– supporting personnel & strengthening retail partnerships to fuel growth and market penetration
   a. Brokerage
   b. In-store demos
   c. In-store promotions
   d. Retailer Ad Spend

3. New Business - on-boarding costs to support new distribution
   a. Slotting Fees/Free Fills

40% of the funds will provide cash flow support to cut costs and help keep pace with our significantly growing distribution and demand.

1. Working Capital – providing additional flexibility for transition to co-packing

2. Scale – Increase inventory, bulk raw materials such as cans & lids



EQUITY RAISE

$500K at 5 Million valuation

Use of funds

$300K **Growth Investments**
Marketing, hires & brokerage, demos, trade shows

$200K **Cash Flow Support**
Inventory & raw materials

Innovation

In addition to securing major distribution wins in 2025, we are expanding our portfolio into other fast-growing, health-focused categories beyond kombucha.



New Product Section (intentionally blurred)

Our Mission

rmbr - re·mem·ber/rəˈmembər/

Standing for real memories. better rituals.



MISSION
RMBR - RE·MEM·BER/RƏ'MEMBƏR/
Standing for real memories. better rituals. this name encapsulates our commitment to normalizing the consumption of healthy nonalcoholic beverages in social settings.

Consumer 5-Star Reviews

PROOF OF LOVE



















Organically posted by influencer, Alix Earle, on TikTok with 6M+ views.

